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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 26476

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____01/01/04____ AND ENDING____12/31/04____
          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Southern Farm Bureau Fund Distributor, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1401 Livingston Lane
            (No. and Street)

  Jackson   MS   39213
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Laurence E. Favreau   601-981-7422
                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
        (Name – *if individual, state last, first, middle name*)

 188 East Capitol Street   Jackson   MS   39201
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

  ☒ Certified Public Accountant
  ☐ Public Accountant
  ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   Potential persons who are to respond to the collection of
             information contained in this form are not required to respond
             unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, __Laurence E. Favreau__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Southern Farm Bureau Fund Distributor, Inc.__ , as of __December 31__ , 20 __04__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notary Public State of Mississippi At Large
My Commission Expires: May 19, 2008
Bonded Thru Heiden, Brooks & Garland, Inc.

_____
Signature

__President & Treasurer__
Title

Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



SOUTHERN FARM BUREAU FUND DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of Southern Farm Bureau Life Insurance Company)

Financial Statements and Schedules

December 31, 2004 and 2003

(With Independent Auditors' Report Thereon)



KPMG LLP
Suite 1100
One Jackson Place
188 East Capitol Street
Jackson, MS 39201

Independent Auditors' Report

The Board of Directors
Southern Farm Bureau Fund Distributor, Inc.:

We have audited the accompanying balance sheets of Southern Farm Bureau Fund Distributor, Inc. (a wholly owned subsidiary of Southern Farm Bureau Life Insurance Company) as of December 31, 2004 and 2003, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Southern Farm Bureau Fund Distributor, Inc. at December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2004 financial statements taken as a whole.

KPMG LLP

January 28, 2005

KPMG LLP, a U.S. limited liability partnership, is the U.S.
member firm of KPMG International, a Swiss cooperative.

SOUTHERN FARM BUREAU FUND DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of Southern Farm Bureau Life Insurance Company)

Balance Sheets

December 31, 2004 and 2003

Assets		2004	2003
Cash and cash equivalents	$	236,680	193,816
Commissions receivable from parent company (note 2)		1,277	7,287
Prepaid expenses		1,018	1,018
Deferred tax asset		6,375	—
	$	245,350	202,121

Liabilities and Stockholder's Equity

		2004	2003
Liabilities:			
Due to parent company (note 2)	$	5,164	4,021
Income taxes payable to parent company		14,498	5,711
Total liabilities		19,662	9,732
Stockholder's equity (note 3):			
Common stock of $25 par value. Authorized 1,000 shares; issued 600 shares		15,000	15,000
Additional paid-in capital		85,000	85,000
Retained earnings		125,688	92,389
Total stockholder's equity		225,688	192,389
	$	245,350	202,121

See accompanying notes to financial statements.

SOUTHERN FARM BUREAU FUND DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of Southern Farm Bureau Life Insurance Company)

Statements of Operations

Years ended December 31, 2004 and 2003

	2004	2003
Income:		
Interest	$ 773	495
Commissions from parent company, net (note 2)	108,966	62,834
	109,739	63,329
Selling, general and administrative expenses (note 2)	68,317	47,011
Income before income taxes	41,422	16,318
Income tax expense (note 5)	(8,123)	(5,711)
Net income	$ 33,299	10,607

See accompanying notes to financial statements.

SOUTHERN FARM BUREAU FUND DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of Southern Farm Bureau Life Insurance Company)

Statements of Changes in Stockholder's Equity

Years ended December 31, 2004 and 2003

		Common stock	Additional paid-in capital	Retained earnings	Total stockholder's equity
Balance at December 31, 2002	$	15,000	85,000	81,782	181,782
Net income		—	—	10,607	10,607
Balance at December 31, 2003		15,000	85,000	92,389	192,389
Net income		—	—	33,299	33,299
Balance at December 31, 2004	$	15,000	85,000	125,688	225,688

See accompanying notes to financial statements.

SOUTHERN FARM BUREAU FUND DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of Southern Farm Bureau Life Insurance Company)

Statements of Cash Flows

Years ended December 31, 2004 and 2003

		2004	2003
Reconciliation of net income to net cash provided by operating activities:			
Net income	$	33,299	10,607
Adjustments to reconcile net income to net cash provided by operating activities:			
Deferred tax benefit		(6,375)	—
Changes in assets and liabilities:			
Commissions receivable from parent company		6,010	(3,318)
Income taxes payable to parent company		8,787	158
Due to parent company		1,143	3,055
Net cash provided by operating activities		42,864	10,502
Cash and cash equivalents at beginning of year		193,816	183,314
Cash and cash equivalents at end of year	$	236,680	193,816

See accompanying notes to financial statements.

(1) Organization, Business and Summary of Significant Accounting Policies

(a) Organization and Business

Southern Farm Bureau Fund Distributor, Inc. (the Company) was organized for the purpose of engaging in the buying, selling, and dealing in or with various securities or any interest therein. The Company is a wholly-owned subsidiary of Southern Farm Bureau Life Insurance Company. The Company currently acts as a broker and dealer of variable life and annuity products offered by Southern Farm Bureau Life Insurance Company.

(b) Commissions

Commission revenues in excess of commission expense to individual salespersons are paid to the Company by its parent and recognized on a trade-date basis as transactions occur. Commission revenues and associated receivables are recognized on a net basis by the Company consistent with an underwriting agreement entered into between the Company and its parent in October 1999.

(c) Income Taxes

The Company's results of operations are included in the consolidated Federal income tax return filed by the Company's parent and its subsidiaries. Taxes are allocated to each subsidiary member of the consolidated group at the maximum Federal statutory rate for each subsidiary's income or loss.

(d) Cash Equivalents

For financial reporting purposes, the Company considers only cash and money market mutual funds to be cash equivalents.

(e) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Related Party Transactions

Certain operating expenses incurred by the Company are reimbursed by the Company's parent and certain professional expenses are paid by the Company's parent and allocated to the Company. Additionally, Commission revenues in excess of commission expense to individual salespersons are paid to the Company by its parent and recognized on a trade-date basis as transactions occur. At December 31, 2004, the Company was liable to the parent for $3,887. At December 31, 2003 the parent was liable to the Company for $3,266.

(Continued)

(3) **Net Capital Requirements**

In accordance with regulations of the Securities and Exchange Commission, the Company must maintain minimum net capital, as defined, such that the ratio of aggregate indebtedness, as defined, to net capital does not exceed 15 to 1. At December 31, 2004 and 2003, the Company's net capital exceeded required capital by $208,159 and $175,448, respectively. The ratio of aggregate indebtedness to net capital was 0.4 to 1 at December 31, 2004 and .04 to 1 at December 31, 2003.

(4) **Subordinated Debt**

The Company had no subordinated debt at December 31, 2004 or 2003 or at any time during the years then ended.

(5) **Income Taxes**

The current and deferred components of income tax expense for the year ended December 31, 2004 and 2003 follow:

		2004	2003
Current:			
Federal	$	14,498	$ 5,711
State		—	—
		14,498	5,711
Deferred:			
Federal		3,433	—
State		(9,808)	—
		(6,375)	—
Income tax provision	$	8,123	$ 5,711

(Continued)

The differences between the income tax expense shown on the statements of operations and the amounts computed by applying the Federal income tax rate of 35% in 2004 and 2003 to income before income taxes follow:

	2004	2003
Expected income tax expense	$ 14,498	5,711
State income taxes, net	1,347	530
Change in valuation allowance	(7,722)	(530)
Income tax provision	$ 8,123	5,711

At December 31, 2004 and 2003, the Company had net operating loss carryforwards in the State of Mississippi of $196,169 and $237,591, respectively. These net operating loss carryforwards generated deferred tax assets of $6,375 and $7,722 at December 31, 2004 and 2003, respectively. At December 31, 2003, management believed that the Company would not be able to realize these assets because the ultimate realization of such carryforwards was dependent upon the Company's generation of future taxable income during the carryforward periods. Accordingly, the Company had provided a valuation allowance at December 31, 2003 of $7,722 to fully offset the future tax benefit of these net operating loss carryforwards. During 2004, management determined based upon the facts and circumstances, that the Company would be able to generate sufficient income in future periods to allow the utilization of these net operating loss carryforwards before their ultimate expiration. As a result, during 2004, the Company removed the valuation allowance against the related deferred tax asset.

SOUTHERN FARM BUREAU FUND DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of Southern Farm Bureau Life Insurance Company)

Computation of Net Capital, Aggregate Indebtedness and
Ratio of Aggregate Indebtedness to Net Capital
Under Rule 15c3-1

December 31, 2004

Net capital:			
Stockholder's equity			$ 225,688
Less nonallowable assets:			
Prepaid expenses	$	1,018	
Commissions receivable		1,277	
Deferred tax asset		6,375	
			8,670
Less haircuts - money market mutual funds			3,652
Net capital			$ 213,366
Net capital requirement			$ 5,207
Net capital in excess of required amount			208,159
Net capital			$ 213,366
Aggregate indebtedness			$ 78,109
Ratio of aggregate indebtedness to net capital			0.4 to 1

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2004, filed by the Company in January 2005.

See accompanying independent auditors' report.

SOUTHERN FARM BUREAU FUND DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of Southern Farm Bureau Life Insurance Company)

Information for Possession or Control
Requirement Under Rule 15c3-3

December 31, 2004

The Company is exempt from the reserve requirements and the related computations for the determination thereof under paragraph (k)(1) of Rule 15c3-3 under the Securities and Exchange Act of 1934, as the Company's broker and dealer transactions are limited to the purchase, sale and redemption of redeemable securities of registered investment companies, and the Company promptly transmits all funds and delivers all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

During the year ended December 31, 2004, the Company has maintained compliance with the conditions for exemption specified in paragraph (k)(1) of Rule 15c3-3.

See accompanying independent auditors' report.

SOUTHERN FARM BUREAU FUND DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of Southern Farm Bureau Life Insurance Company)

Information for Possession or Control
Requirement Under Rule 15c3-3

December 31, 2004

	Market value	Number of items
Information for possession or control requirements:		
Customers' fully-paid and excess-margin securities not in the Company's possession or control as of December 31, 2004 for which instructions to reduce to possession or control had been issued as of December 31, 2004 for which the required action was not taken within the time frames specified under Rule 15c3-3.	None	None
Customers' fully paid and excess-margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2004, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3; subsequently reduced to possession or control by the Company.	None	None

See accompanying independent auditors' report.